CECO Environmental Corp.

4625 Red Bank Road

Cincinnati, OH 45227

July 29, 2015

VIA EDGAR

Pamela Long

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, North East

Washington, D.C. 20549

Re:	CECO Environmental Corp.

Request for Acceleration of Registration Statement on Form S-4

File No. 333-204816

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, CECO Environmental Corp. (the “Registrant”) hereby requests that the effectiveness of the Registration Statement on Form S-4 (File No. 333-204816) of the Registrant (the “Registration Statement”) be accelerated so that it will be declared effective at 10:00 a.m., Washington D.C. time, on July 31, 2015, or as soon thereafter as may be practicable.

In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant respectfully requests that it be notified of the effectiveness of the Registration Statement by a telephone call to its counsel, Squire Patton Boggs (US) LLP, by calling Toby D. Merchant at (513) 361-1229. The Registrant hereby authorizes Mr. Merchant to orally modify or withdraw this request for acceleration.

Securities and Exchange Commission

July 29, 2015

Please also provide a copy of the Commission’s order declaring the Registration Statement effective to Mr. Merchant via email to toby.merchant@squirepb.com or facsimile to (513) 361-1201 and via mail c/o Squire Patton Boggs (US) LLP, 221 E. Fourth Street, Suite 2900, Cincinnati, Ohio 45202.

Very truly yours,

CECO ENVIRONMENTAL CORP.

By:	/s/ Jeffrey Lang
Name:	Jeffrey Lang
Title:	Chief Executive Officer

Cc:	CECO Environmental Corp.

Jeffrey Lang

Edward Prajzner

Jonathan Pollack

PMFG, Inc.

Peter J Burlage

Ronald McCrummen

Squire Patton Boggs (US) LLP

Daniel G. Berick

Toby D. Merchant

Jones Day

James E. O’Bannon

David A. Kern